

December 11, 2018

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition Corp.
17 State Street, 21st Floor
New York, NY 10004

>   **Re: Chardan Healthcare Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 4, 2018**
>   **File No. 333-228533**

Dear Mr. Grossman:

We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed December 4, 2018

Exhibit 3.2, page 6

1.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies solely to state law claims. If it does not apply to solely state law claims, then please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclose that there is uncertainty as to whether a court would enforce such

provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

In addition, under an appropriately titled risk factor please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

 You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction